Exhibit 12

L-3 Communications Holdings, Inc.

and L-3 Communications Corporation

Ratio of Earnings to Fixed Charges

	First Quarter Ended March 29, 2013
	($ in millions)
Earnings:
Income before income taxes	$273
Less: Net income attributable to noncontrolling interests	1

Income before income taxes after noncontrolling interests	$272
Add:
Interest expense	42
Amortization of debt expense	1
Interest component of rent expense	10

Earnings	$325

Fixed charges:
Interest expense	42
Amortization of debt expense	1
Interest component of rent expense	10

Fixed charges	$53

Ratio of earnings to fixed charges	6.1	x